SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Share buy-back programme

Ryanair Holdings plc (the "Company") announces that it has entered into irrevocable arrangements with its brokers, Citigroup Global Markets Limited ("Citigroup") and J&E Davy ("Davy"), to commence a share buy-back programme to repurchase on its behalf, ordinary shares of €0.006 each (the "Shares"), during the period commencing on 31 May 2017 and ending not later than 31 October 2017.  The purpose of the buy-back programme is to reduce the share capital of the Company.  Accordingly, all Shares repurchased will be cancelled.

These arrangements are in accordance with the Company's general authority to repurchase Shares, Chapter 9 of the Listing Rules of the Irish Stock Exchange, the applicable laws and regulations of the Irish Stock Exchange and those provisions of Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.

The maximum consideration payable by the Company in respect of repurchases of Shares under these arrangements is €600 million. The timing and the actual number of Shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the arrangements.

The American Depositary Shares buy-back programme, announced on 17 February 2017, remains in place.

ENDS

31 May 2017

Enquires:

Contact:
Neil Sorahan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 May, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary